CHIEFTAIN                                                          NEWS RELEASE
INTERNATIONAL, INC.

                                                                   May 26, 1994


                   CHIEFTAIN OUTLINES EXPLORATION ACTIVITIES

Edmonton, Alberta - Chieftain International, Inc. has expanded exploration activity in the Gulf of Mexico region; is evaluating recent drilling in Libya and the North Sea and is preparing for a significant exploration wildcat in Peru.

          Company officials reviewed exploration and development activities today at the Company's Annual Meeting. The Company's US$35 million (C$48 million) 1994 exploration and development budget is directed toward four major areas: the U.S. Gulf of Mexico region, Libya, Peru and the North Sea. They said new technology is being used to define exploration and development prospects in the Company's main area of activity, the gas-prone Gulf of Mexico region. Chieftain will participate in 10 to 15 significant exploration wells, both offshore and onshore in southern Louisiana, Texas and Mississippi over the next 12 months.

          In Libya, the Company is participating with a 7.5% interest in a 12-well exploration program. It was recently reported that the second well of the program was production tested at 2,200 barrels per day. The third well, drilled approximately 100 miles south of the second well, is being evaluated. In Peru, Chieftain will participate with a 19.6% interest in a 6,500-foot well, scheduled to commence drilling by August 1, to test a large geological feature near the border with Ecuador. In the British sector of the North Sea, Chieftain has a 17.8% interest in the Galahad gas field. Two horizontal laterals, drilled from a 1991 gas discovery, are currently being evaluated and production is expected to commence in 1996.

          The shareholders ratified Chieftain's Shareholder Rights Plan adopted by the Board of Directors on February 23, 1994 as modified in response to suggestions received from shareholders and the investment community. Stanley A. Milner, President and Chief Executive Officer, said "the Plan is designed for the benefit of shareholders and we are pleased to respond to shareholder input with these modifications." The Plan ensures that any take-over bid for the Company's voting shares will be made for all the shares, at the most favorable possible price and with sufficient time for the shareholders to fully consider the offer. While the principal features of the Plan remain substantially the same, terms used in the Plan were clarified, including terms relating to exemptions for professional fund managers.


Contact: Tom Campbell
Telephone: (403) 425-1950